Exhibit 99.1

NEWS RELEASE ELD No. 12-15 TSX: ELD NYSE: EGO ASX: EAU	May 30, 2012

Eldorado Gold Corporation
To De-list from Australian Securities Exchange

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado”) (“the Company” or “We”) today confirmed its intention to be removed from the official list of the Australian Securities Exchange (“ASX”) effective at the close of trading on August 31, 2012 (Sydney time). Eldorado had previously announced on February 24, 2012 that it intended to de-list from the ASX (see news release 12- 09).

Eldorado was admitted to the official list of the ASX on December 4, 2009, following the successful acquisition of Sino Gold Mining Limited by way of scheme of arrangement (Scheme). Only Eldorado common shares represented by Chess Depository Interests (CDIs) are quoted on the ASX. At the time of listing on the ASX the CDIs represented approximately 21.56% of Eldorado’s issued share capital.

Since listing, increasing numbers of CDI holders have sought to convert their CDIs to common shares. CDIs now only represent approximately 1% of Eldorado’s issued share capital.

Eldorado’s decision to de-list is a result of:  the low level of CDIs representing Eldorado common shares now quoted on the ASX compared to Eldorado’s current issued share capital and the low level of trading on the ASX compared to the TSX and the NYSE. Eldorado has concluded that the financial, administrative, and compliance obligations of maintaining the listing are no longer justified.

The de-listing of Eldorado from the ASX is not expected to have any material impact on Eldorado’s financial position and operating results.

Following the de-listing, Eldorado common shares will continue to trade on the TSX and the NYSE.

De-listing Process

Holders of Eldorado CDIs registered on Eldorado’s Australian share register (“CDI Holders”) will shortly be sent an information package which contains details of the de-listing process.  A copy of the information package is also available at www.asx.com.au under the Company’s name.

About Eldorado Gold

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey China, Brazil, Greece and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul  N. Wright”

Paul N. Wright
President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to, Eldorado Gold Corporation to De-list from Australian Securities Exchange.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Nancy Woo, VP Investor Relations Eldorado Gold Corporation Phone: 604 601 6650 or 1 888 353 8166 Fax: 604 687 4026 Email: nancyw@eldoradogold.com	1188, 550 Burrard Street Vancouver, BC V6C 2B5 Web site: www.eldoradogold.com

Request for information packages: reception@eldoradogold.com

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